Exhibit 99.23

Enthusiast Gaming Presents a World Exclusive Featuring GRAMMY®
Nominated Artist and Newest Luminosity Content Creator ZHU, and Twitch
Streamer of the Year MrFreshAsian

Launches Virtual Concert to Promote Partnership and New Single “ONLY” and Raise Funds for MusiCares COVID-19 Relief Fund

TORONTO, May 11, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is excited to announce it has entered into a content creation partnership with GRAMMY®-nominated artist ZHU. To celebrate the partnership, Enthusiast Gaming and its esports division, Luminosity Gaming (“Luminosity”) are launching a global live concert featuring ZHU and Luminosity streamer and incognito DJ, Harley Fresh, aka “MrFreshAsian”.

On May 14, 2020, the concert will be live streamed on the front page of Twitch.TV and will also be the platform to promote ZHU’s new single, “ONLY” which will drop right after the live concert. Pre-save “ONLY” here. The event will be featured across the Enthusiast Gaming platform with additional support from event partners Twitch and GFUEL. Donations from the concert will be in support of MusiCares COVID -19 Relief Fund.

Steven Zhu (aka “ZHU”) is one of the most recognized DJ’s in the world. ZHU built his career off of grassroots support and guerilla marketing leading to nearly a half-billion online plays on Spotify alone. His album “Generationwhy” reached platinum status and No. 1 on Billboard’s Dance/Electronic album charts. Like ZHU, MrFreshAsian is globally recognized as one of the best Fortnite streamers in the world. The Luminosity team member was recently named Twitch Streamer of the Year by the Shorty Awards. Fresh is one of Luminosity’s key esports influencers and produces exclusive content for over eight million loyal fans across his social channels.

During the three-hour charity stream which starts at 9pm EDT, members from Luminosity’s Fortnite House (12 million combined subscribers) will host a pre-concert show which will lead into Fresh and ZHU each performing individual DJ sets, lasting until midnight EDT. The evening concludes with the 12am EDT world premiere and release of ZHU’s new single, “ONLY” ft. Tinashe. Fans will be able to interact with the artists during a live Q&A as well as donate throughout the stream or purchase exclusive merchandise with all proceeds benefiting  MusiCares COVID-19 Relief Fund.

ZHU commented, “I’m excited to share my gamer side through the livestream!”

“We are excited to announce this ground-breaking partnership. We have brought together one of the best DJ’s in the world and one of the world’s most popular streamers and content creators for this exclusive premiere,” said Corey Mandell, President of EG Entertainment. “The convergence of music and gaming opens up unique opportunities to provide exclusive content to our community of 200 million gamers. It also demonstrates the significance and the reach of Enthusiast Gaming’s platform and our ability to produce innovative content for our viewers and fans.”

The concert can be watched live on Twitch.TV on the Luminosity channel:  www.twitch.tv/lgloyal

Additional information on Enthusiast Gaming, ZHU and MrFreshAsian can be found below:

About Enthusiast Gaming:

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Entertainment owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

G FUEL Press Contact:

media@gfuel.com

G FUEL Distribution and Wholesale Contact:

jim@gfuel.com

About ZHU:

Born Steven Zhu and raised in the San Francisco Bay Area, ZHU began playing piano at an early age. After making his debut with “Moves Like Ms. Jackson”—a 2014 release that drew widespread attention despite ZHU’s deliberately concealing his identity—he dropped his debut EP The Nightday and soon earned a GRAMMY nomination for Best Dance Recording for his breakthrough single “Faded.” His 2016 debut album Generationwhy found ZHU illuminating his emotional life to a greater degree, in part by adding more of his lithe vocal work to the album’s channeling of desert psychedelia. He continued that sonic exploration on 2018’s Ringos Desert, which featured guests like TOKiMONSTA and Tame Impala. As his profile has risen, ZHU has passionately pursued his interest in fashion, playing an essential part in the design of his fashion-forward merch.

Download ZHU 2020 Press Image  HERE

For ZHU Media Inquiries please contact:

Nikki Crystal,  nicole.crystal@umusic.com / Capitol Music Group

About MrFreshAsian:

18-year-old Australian internet sensation, Harley Fresh aka “MrFreshAsian” Campbell is the biggest attraction on Twitch when a majority of the Western Hemisphere is asleep. After joining Luminosity in March 2020, the Fortnite streamer and amateur DJ has continued to grow a social following of over seven million followers and his streams on Twitch have been viewed by over 18 million users.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.